THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE AND CONNECTED TRANSACTION DISPOSAL OF 50% EQUITY INTERESTS IN MTU MAINTENANCE ZHUHAI CO. LTD. AND CONTINUING CONNECTED TRANSACTIONS AND NOTICE OF EGM

Independent financial adviser to the independent board committee and independent shareholders of China Southern Airlines Company Limited

招商證券(香港)有限公司

CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 6 to 18 of this circular. A letter from the Independent Board Committee is set out on pages 19 to 20 of this circular. A letter from China Merchants Securities to the Independent Board Committee and Independent Shareholders, is set out on pages 21 to 33 of this circular.

Notices convening the EGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 November 2009 are set out on pages 38 to 40 of this circular. Whether or not you intend to be present at the said meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

12 October 2009

CONTENTS

Page

DEFINITIONS	1
LETTER FROM THE BOARD	6
LETTER FROM THE INDEPENDENT BOARD COMMITTEE	19
LETTER FROM CHINA MERCHANTS SECURITIES	21
APPENDIX – GENERAL INFORMATION	34
NOTICE OF EGM	38

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Agreement"	a conditional agreement (effective upon Completion) entered into between the Company, CSAHC, MTU and the JV Company regarding the rights and obligations of the parties after the Proposed Transfer as well as the Continuing Connected Transactions dated 28 September 2009
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day(s)"	a day (other than Saturday, Sunday and public holidays) on which banks in Hong Kong and PRC are generally open for business
"CAAC"	Civil Aviation Administration of China
"Cap"	the maximum aggregate annual consideration for the Continuing Connected Transactions contemplated under the Agreement as referred to in the "Letter from the Board"
"CFM56 Maintenance Agreement"	the maintenance agreement entered into between the Company and the JV Company dated 12 March 2001 relating to the time and material services concerning the CFM56-3 (including CFM56-5 and CFM56-7) type engines operated by the Company
"China Merchants Securities"	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Transfer and the Continuing Connected Transactions

"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"Completion"	completion of the Proposed Transfer pursuant to the Transfer Agreement
"Completion Date"	the date at which Completion takes place, which shall be the date on which the Consideration has been fully paid by CSAHC to the Company
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Consideration"	the consideration for the Proposed Transfer in the sum of RMB1,607,850,000 pursuant to the Transfer Agreement
"Continuing Connected Transactions"	the provision of repair, overhaul and maintenance services on the Jet Engines by the JV Company to the Group as contemplated under the Agreement
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder holding approximately 59.32% equity interests in the Company as at the Latest Practicable Date
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held to consider the ordinary resolutions to be proposed to approve, among others, the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	the independent board committee of the Company formed to advise the Independent Shareholders in respect of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder
"Independent Shareholders"	Shareholders other than CSAHC and its associates and any other person and its associates which has a material interest in the transactions contemplated under the Transfer Agreement and the Agreement
"Independent Third Parties"	parties who are independent from the Company and the connected persons of the Company
"Jet Engine"	civil aircraft engines of the following types: V2500 A5; CFM 56 -3/-5/-7; GE90; RB211-535 operated by the Group
"JV Company"	MTU Maintenance Zhuhai Co. Ltd., a joint venture established between MTU and the Company on 6 April 2001
"JV Contract"	an equity joint venture contract entered into between the Company and MTU for the establishment of the JV Company on 12 March 2001
"JV M&A"	the articles of association of the JV Company
"Latest Practicable Date"	9 October 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	31 December 2009
"MTU"	MTU Aero Engines GmbH, a company duly incorporated and existing under the laws of the Federal Republic of Germany, being one of the joint venture partners of the JV Company
"MTU-H"	MTU Maintenance Hannover GmbH and its affiliates, such as MTU Maintenance Canada Ltd., within MTU's large commercial engine maintenance group

"Net Most Favoured Contract Terms"	the most favourable terms offered by any affiliate of the JV Company within MTU's large commercial aircraft engine maintenance group, active in the business of civil aircraft engine maintenance, overhaul, repair and ancillary services, such as MTU Maintenance Hannover GmbH and MTU Maintenance Canada Ltd., to its customers other than the Company on an internationally competitive basis for the applicable service for the aircraft engine on a total cost basis taking into consideration price, specific contractual turn time, operational conditions of the engines, performance specifications, spares guarantees, contract duration, volume of work, delivery, transportation, quality and warranty (length and remedies) criteria and other factors related directly to costs and quality
"PRC" or "Mainland China"	the People's Republic of China, for the purpose of this circular, exclusively refer to Mainland China
"Proposed Transfer"	the proposed transfer of the 50% equity interests in the JV Company from the Company to CSAHC pursuant to the Transfer Agreement
"Relevant Agreements"	CFM 56 Maintenance Agreement, V2500 Maintenance Agreement and any further separate exclusive maintenance agreements entered into between the Company and the JV Company in respect of repair, overhaul and maintenance of aircraft engines operated by the Group from time to time
"Right of First Refusal"	MTU shall in any case be invited to submit an offer and on such offer MTU shall be granted the priority right with regard to any third party offer which is close in terms and conditions to the offer of MTU, taking into consideration MTU's outstanding quality reputation
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Supervisor(s)"	supervisor(s) of the Company
"Transfer Agreement"	the conditional equity transfer agreement entered into on 28 September 2009 between CSAHC and the Company in relation to the Proposed Transfer
"V2500 Maintenance Agreement"	the maintenance agreement entered into between the Company and the JV Company dated 12 March 2001 relating to the time and material services concerning the V2500-A5 type engines operated by the Company

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Li Jia Shi
Yang Yi Hua
Liang Zhong Gao
Zhang Wei

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

12 October 2009

To the Shareholders

Dear Sir or Madam,

**DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF 50% EQUITY INTERESTS IN
MTU MAINTENANCE ZHUHAI CO. LTD.
AND
CONTINUING CONNECTED TRANSACTIONS
AND
NOTICE OF EGM**

INTRODUCTION

Reference is made to the announcement of the Company dated 28 September 2009. The purpose of this circular is to set out further details of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder, the respective advice of the independent financial adviser and the Independent Board Committee in relation to the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder and the notice of EGM.

THE TRANSFER AGREEMENT

Date

28 September 2009

Parties to the Transfer Agreement

(1) Purchaser: CSAHC, the controlling Shareholder; and

(2) Vendor: the Company.

The assets to be disposed of

The 50% equity interests in the JV Company, a joint venture established between MTU and the Company with a registered capital of USD63.1 million and a total investment of USD189.29 million. The term of the JV Company is 30 years commencing from 6 April 2001. The principal business activity of the JV Company is engine maintenance, repair and overhaul. The JV Company is treated as a jointly controlled entity of the Company and is accounted for in the Group's financial statements under the equity method.

The audited financial information of the JV Company prepared in accordance with the PRC Accounting Rules and Regulations is as follows:

	For the year ended/ As at 31 December		**For the six months ended/ As at 30 June**
	2007	**2008**	**2009**
	(RMB million)	*(RMB million)*	*(RMB million)*
Profit before tax and extraordinary items	143.32	269.60	224.67
Profit after tax and extraordinary items	143.32	269.60	202.09
Revenue	–	2,792.54	1,438.65
Total assets	–	1,742.61	1,824.02
Net assets	–	790.93	1,006.28

The valuation of the 50% equity interests in the JV Company as valued by 中聯資產評估有限公司 (China United Assets Appraisal Co., Ltd.) (an independent qualified valuer in the PRC), amounted to approximately RMB1,607,850,000 as at 30 June 2009 (based on an income basis approach).

Consideration

The Consideration of RMB1,607,850,000 will be satisfied entirely by cash payable by CSAHC to the Company upon the date when all the conditions precedent is fulfilled.

The Consideration was determined after arm's length negotiation between the Company and CSAHC and after taking into account of the abovementioned valuation conducted by 中聯資產評估有限公司 (China United Assets Appraisal Co., Ltd.) (an independent qualified valuer in the PRC) as at 30 June 2009.

The Directors (including the independent non-executive Directors) consider that the Consideration is fair and reasonable and the Transfer Agreement was made on normal commercial terms.

Conditions precedent

Completion of the Transfer Agreement is conditional upon fulfilment of the following conditions:

(i) the passing by the Independent Shareholders at the EGM (with CSAHC and its associates abstaining from voting) of resolution(s) approving, among other things, the Transfer Agreement and the transactions contemplated thereunder in accordance with the requirements of the Listing Rules; and

(ii) the obtaining of consents from State-Owned Assets Supervision and Administration Commission and Ministry of Commerce of the PRC which are necessary in connection with the execution and performance of the Transfer Agreement and any of the transactions contemplated thereunder.

If the conditions above are not fulfilled on or before the Long Stop Date or such other date as mutually agreed by the parties to the Transfer Agreement, the Transfer Agreement will be terminated and all obligations of the parties under the Transfer Agreement shall cease, provided that the rights and liabilities of the parties thereto which have accrued prior to termination shall subsist and none of the parties to the Transfer Agreement shall have any claims against the other (save for any antecedent breach).

Completion

Completion shall take place on the date when the Consideration has been fully paid by CSAHC to the Company. Upon Completion, the JV Company will cease to be a jointly controlled entity of the Company and the Company will cease to have any equity interest in the JV Company.

AGREEMENT

Since the establishment of the JV Company in 2001, the jet engines operated by the Group have been principally maintained by the JV Company. The Company is expected to benefit from the JV Company's better understanding of the Jet Engines operated by the Group which should allow the Group to maintain its aircraft fleet and secure the provision of quality and stable maintenance services in a cost effective, expedient and efficient manner by continuing to perform certain existing obligations under the JV Contract, in particular, the exclusive maintenance undertaking.

Further, pursuant to the terms and conditions of JV Contract and the JV M&A, neither party shall transfer all or any part of its shares to a third party without the consent of the other party and the prior written approval of the relevant governmental authority. In order to obtain the consent from MTU for the Proposed Transfer, the Company has agreed to continue to perform certain existing obligations, in particular, the exclusive maintenance undertaking, under the JV Contract to ensure the continuity and stability of the business of the JV Company be maintained and not be affected by the Proposed Transfer.

Based on the above, the following Agreement was entered into:

Date

28 September 2009

Parties to the Agreement

(1) the Company;

(2) CSAHC;

(3) JV Company; and

(4) MTU.

Conditions precedent

The Agreement is conditional upon the passing by the Independent Shareholders at the EGM (with CSAHC and its associates abstaining from voting) of resolution(s) approving, among other things, the Agreement and the transactions contemplated thereunder in accordance with the requirements of the Listing Rules and the obtaining of the approval by the PRC government authorities' approval (if necessary) and is effective upon Completion.

If the Agreement does not become effective on or before the Long Stop Date, it will lapse and be of no further force and effect, and the parties thereto shall have no claims whatsoever against each other.

Undertaking

Pursuant to the Agreement, to maintain the continuity and stability of the business of the JV Company, the Company has undertaken to each of MTU and the JV Company (and CSAHC shall procure the Company to duly comply with its undertakings to MTU and the JV Company) that upon Completion,

1. the Company shall continue to perform certain existing obligations under the JV Contract, in particular:

   (i) the Company shall assist the JV Company to apply and exert to obtain preferential treatment with respect to customs and tax exemptions, reductions or rebates, and all other preferences and protections to which it is or may in the future be entitled;

   (ii) the Company shall assist the JV Company with respect to the receipt of the repair licenses and technical assistance from the Jet Engine manufacturers in collaboration with CAAC, as well as the receipt of appropriate certificates;

   (iii) the Company shall exclusively contract to the JV Company all Jet Engine work for repair, overhaul and maintenance (except as those provided under the JV Contract) which can be performed by the JV Company in accordance with the preliminary maintenance level schedule and its amendments for an initial period of 30 years in accordance with the terms and conditions of separate exclusive maintenance contracts as agreed between the JV Company and the Company, subject to the international competitiveness of the JV Company as defined through the "Net Most Favoured Contract Terms";

   (iv) the Company shall cause all its branches and wholly-owned subsidiaries (branches and wholly-owned subsidiaries hereinafter together "Branches") and use its best efforts to encourage all its subsidiaries which are not wholly-owned by the Company (hereinafter referred to as the "Subsidiaries") to exclusively contract their Jet Engine repair, overhaul and maintenance to the JV Company under the terms and conditions as defined in (iii) above;

   (v) the Company shall grant to the JV Company the opportunity to offer repair, overhaul and maintenance for any new engine type that the Company and/or its Branches introduce in its fleet and using its best efforts to encourage all the Subsidiaries to grant to the JV Company the opportunity to offer repair, overhaul and maintenance of such engine type;

(vi) with regard to such jet engine types now or in the future operated by the Company, its Branches and Subsidiaries, which at any respective date are not serviced by the JV Company and if at the required time such jet engine types can or cannot be serviced by MTU-H, the Company and its Branches shall grant to MTU-H the Right of First Refusal with regard to the repair, overhaul and maintenance of such engine type for the Company and its Branches and the Company shall exercise its best efforts that the Subsidiaries grant the Right of First Refusal to MTU-H;

(vii) the Company shall not either directly or indirectly solicit or provide service which is in competition, in any material way, with the business of the JV Company within the territory of the PRC and Southeast Asia, after the date the JV Contract becomes effective until the date which is three years after the Company has ceased to be a shareholder in the JV Company; and

2. the Proposed Transfer shall not in any way affect the performance by the Company of its obligations under each of the CFM56 Maintenance Agreement, the V2500 Maintenance Agreement and any other agreements entered into between the Company and the JV Company for the term of the JV Contract.

CSAHC undertakes and warrants to MTU and the JV Company that upon Completion:

1. it shall continue to be the controlling shareholder of the Company and shall not sell or otherwise dispose of a controlling stake in the Company during the term of the JV Contract;

2. it shall take all actions and perform all acts necessary, or shall procure that all actions are taken and all acts necessary are performed, to ensure that the Company will not act in any manner that will (i) result in any breach of CSAHC's obligations under the JV Contract and/or the JV M&A of the JV Company, or (ii) otherwise contravene CSAHC's obligations under the JV Contract and/or the JV M&A; and

3. it shall procure that the Company will duly perform its obligations and comply with the Agreement and the relevant provisions under the JV Contract.

Continuing Connected Transactions

The JV Company currently provides the repair, overhaul and maintenance services on Jet Engine to the Group. On Completion, CSAHC will become the joint venture partner of the JV Company holding 50% of its equity interest and the Company will cease to have any equity interest in the JV Company. The continuing provision of the repair, overhaul and maintenance services on Jet Engine by the JV Company to the Group shall constitute continuing connected transactions for the Company under the Listing Rules. As disclosed above, the Agreement (effective upon Completion) was entered into also for the purpose of regulating the ongoing continuing connected transactions with the JV Company after Completion.

Continuing transaction

As disclosed above, pursuant to the JV Contract and the Agreement, the Company shall exclusively engage the JV Company to provide repair, overhaul and maintenance services on all Jet Engines operated by the Company which can be performed by the JV Company in accordance with the preliminary maintenance level schedule, subject to the JV Company being internationally competitive as defined through the Net Most Favoured Contract Terms, for a period commencing from the Completion Date to the expiry of the term of the JV Contract (i.e. 5 April 2031). Accordingly, the term of the Agreement shall be of a period more than 3 years, so that the Company can continue to fulfill its contractual obligations under the JV Contract and the Relevant Agreements. It is also considered that duration of such a longer period is required for the JV Company to maintain necessary facilities, components and spare parts for providing the maintenances services to the Group cost-effectively.

Pursuant to Rule 14A.35 of the HK Listing Rules, the term of continuing connected transactions should not exceed 3 years, except in special cases where the nature of the transaction requires the contract to be of duration longer than 3 years. As the term of the Agreement exceeds 3 years, China Merchants Securities has considered and explained why a longer period was required for the aforesaid Continuing Connected Transactions, and its advice is set out on pages 21 to 33 of this circular.

The Agreement incorporates the Relevant Agreements between the Group and the JV Company and provides for a framework under which a Relevant Agreement is entered into. The maintenance services are provided under the following Relevant Agreements:

(1) CFM56 Maintenance Agreement entered into between the Company and the JV Company dated 12 March 2001 relating to the time and material services concerning the CFM56-3 (including CFM56-5 and CFM56-7) type engines operated by the Company;

(2) V2500 Maintenance Agreement entered into between the Company and the JV Company dated 12 March 2001 relating to the time and material services concerning the V2500-A5 type engines operated by the Company; and

(3) any further separate exclusive maintenance agreements entered into between the Company and the JV Company in respect of repair, overhaul and maintenance of aircraft engines operated by the Group from time to time.

Pricing

The pricing basis is determined after arm's length negotiation between the Company and the JV Company by reference to the applicable service for the aircraft engine on a total cost basis taking into consideration price, specific contractual turn time, operational conditions of the engines, performance specifications, spares guarantees, contract duration, volume of work, delivery, transportation, quality and warranty (length and remedies) criteria and other factors related directly to costs and quality.

Cap

The Cap for the Continuing Connected Transactions is as follows:

	2010	2011	2012	2013	2014	2015	2016	2017
(RMB billion)	1.2	1.2	1.2	1.6	1.6	1.6	2.6	2.6

	2018	2019	2020	2021	2022	2023	2024	2025
(RMB billion)	2.6	2.6	3.0	3.0	3.0	3.0	3.0	3.0

	2026	2027	2028	2029	2030	For the period ended 5 April 2031
(RMB billion)	3.0	3.0	3.0	3.0	3.0	1.0

The Cap is determined based on the following:

1. historical transaction amounts as set out below;

31 December 2006 *(RMB million)*	31 December 2007 *(RMB million)*	31 December 2008 *(RMB million)*	30 June 2009 *(RMB million)*
497	386	383	212

2. the maintenances stages of the various types of engines differ, the Cap for 2010 – 2012 is fixed at RMB1.2 billion because the current CFM56-7 types engines (over 30) has been in use only for a short period of time, thus, they have not been entered into their maintenance stages and not much maintenance services were required in the past. However, with the continued usage of these engines, it is expected that these types of engines will soon enter into their maintenance stages and substantial maintenance services will thus be required during the 2010 – 2012 session. Further, the volume of maintenance services required for CFM56-5 types engines is also expected to be substantially increased during the 2010 – 2012 session;

3. by the same token, as the current fleet operated by the Company is of a younger age, the current demand for maintenance services for the corresponding engines will not be substantial. With the increased age and the continued usage of the fleet, the engines will be further deteriorated and more maintenance services will be required, thus the level of the maintenance services fee payable will be correspondingly increased in the future;

4. the anticipated increase in demand for the level of maintenance services provided by the JV Company associated with the growth and scheduled and possible unscheduled maintenance of the aircraft of the Group as a result of the internal projections of the Group in respect of its development plans, fleet size, annual aircraft utilisation, aircraft engines maintenance plan and other operating parameters as well as the maintenance capability of and the current maintenance fees charged by the JV Company. Such expected increase in demand for the maintenance services provided by the JV Company is merely assumed for the purpose of determining the Cap and shall not be regarded as any indication directly or indirectly as to the Group's revenue, profitability or trading prospects;

5. currently, some of the engines operated by the Company have been contracted to independent maintenance contractors under certain "Power by hour" contracts where these contractors receive agreed payments based on the number of operating hours for the engines. These independent maintenance contractors will then send the engines to the JV Company for maintenance at their own expenses. After the expiry of these types of maintenance contracts in 2016 and 2017, instead of paying a fixed agreed maintenance fee to the independent maintenance contractors, the Company shall exclusively contract to the JV Company these engines work for repair, overhaul and maintenance pursuant to the Agreement and the Relevant Agreements and thus, it is expected that the maintenance fee payable by the Company to the JV Company will substantially increase;

6. the assumptions that the costs of the raw materials and labour resources applicable for the maintenance service provided by the JV Company will grow with annual inflation; and

7. the assumptions that the maintenance capability of the JV Company will be saturated after 2019 and thus, the maintenance fees payable to the JV Company will remain largely the same up to the Cap of RMB3 billion.

The Company will review and report on the status of the Continuing Connected Transactions in annual reports and seek shareholders' approval of any Cap that need to be revised, if required.

The Directors (including the independent non-executive Directors) are of the view that the Continuing Connected Transactions will continue as part of the ordinary and usual course of business of the Group, the terms and duration of the Agreement and the Continuing Connected Transactions are consistent with normal business practice and on normal commercial terms, which are fair and reasonable and in the interest of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

As far as the Company is aware after making reasonable enquiries, MTU is a company duly incorporated and existing under the laws of the Federal Republic of Germany and its principal activities are development, manufacturing and repair of commercial and military engines, both nationally and internationally.

FINANCIAL EFFECTS OF THE PROPOSED TRANSFER

The gain from the Proposed Transfer is expected to be approximately of RMB1.1 billion, taken into account the difference between the net asset value of the JV Company as at 30 June 2009 and the Consideration.

The proceeds from the Proposed Transfer will be applied towards the Group's general working capital requirement.

REASONS FOR AND BENEFITS OF ENTERING INTO THE TRANSFER AGREEMENT AND THE AGREEMENT

CSAHC is the controlling shareholder of the Company. CSAHC, through the Company, is devoted to develop its civil aviation business in the PRC and to further expand the passenger and air cargo business of the Company through optimizing its network coverage, promoting and raising the brand recognition as well as minimizing internal competition, reducing costs and realizing synergies with a view to establish the Company as an internationalized carrier with a well-developed network.

The Proposed Transfer enables the Company to realise cash from its equity interests in the JV Company, so that the Company can focus its resources to further develop its passenger and air cargo business, reduce its financing costs as well as lower its gearing ratio. At the same time, the Proposed Transfer also helps facilitate the consolidation and integration of the resources of CSAHC and the development of the aircraft maintenance business of CSAHC. Taking advantage of the policy, resources and brand of CSAHC, the business and the financing channel of the JV Company can be further expanded and widened by way of enhancing its maintenance capability as well as extending its provision of services to third parties, in addition to the Group.

As disclosed above, since the establishment of the JV Company in 2001, the jet engines operated by the Group have been principally maintained by the JV Company. The JV Company has the necessary expertise and efficiency to provide the maintenance services to the Group which will enable the Group to maintain its aircraft fleet (over 300) and secure the provision of quality and stable maintenance services in a cost effective manner which is beneficial to the Group's normal operation and long term healthy development. The Group is also expected to benefit from the JV Company's better understanding of the Jet Engines operated by the Group which should allow expedient and efficient maintenance service provision. It is also a normal business practice for the parties to enter into such a long term aircraft engines maintenance services agreement in the aviation industry.

The Directors (including the independent non-executive Directors) consider the terms of the Proposed Transfer, the Transfer Agreement and the Agreement and the Cap to be fair and reasonable and are on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

The Proposed Transfer constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. CSAHC is a controlling Shareholder, and thus a connected person of the Company. Therefore the Proposed Transfer also constitutes a connected transaction for the Company and is subject to the approval by the Independent Shareholders at the EGM under Chapter 14A of the Listing Rules. Further, one or more of the applicable percentage ratios (except for the profits ratio which is not applicable) as defined in Rule 14A.10 of the Listing Rules in respect of the Cap, on an annual basis, shall exceed 2.5% and have an annual consideration of more than HK$10,000,000, thus, the Agreement, the Continuing Connected Transactions and the Cap are also subject to reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules. CSAHC and its associates will abstain from voting in relation to the ordinary resolutions to be put forward at the EGM for the purpose of approving the Transfer Agreement, the Agreement, the Cap and the transactions contemplated respectively thereunder.

An Independent Board Committee has been established to advise the Independent Shareholders regarding the fairness and reasonableness of the terms of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder so far as the Independent Shareholders are concerned. China Merchants Securities, as an independent financial adviser, has been appointed to advise the Independent Board Committee and the Independent Shareholders on whether the Transfer Agreement, the Agreement (including the duration and the Cap) and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole and to advise whether the Independent Shareholders should vote in favour of the relevant resolutions at the EGM.

RECOMMENDATIONS

The Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM of the Company in respect of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder.

EGM

The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 November 2009 at 9:30 a.m. to consider and, if thought fit, approve, among other matters, the Transfer Agreement, the Agreement (including the duration and the Cap) and the transactions contemplated therein. Notice of the EGM is set out on pages 38 to 40 of this circular.

Form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at 278 Ji Chang Road Guangzhou PRC 510405, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 28 October 2009 to 27 November 2009, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 27 October 2009.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 19 to 20 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and to the letter from China Merchants Securities as set out on pages 21 to 33 of this circular which contains its advice to the Independent Board Committee and the Independent H Shares Shareholders in relation to the Transfer Agreement, the Agreement (including the duration and the Cap) and the transactions contemplated therein.

Your attention is also drawn to the financial information and general information set out in the appendices to this circular.

By Order of the Board
Si Xian Min
Chairman

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

12 October 2009

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

We refer to a circular (the "Circular") of the Company dated 12 October 2009 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Transfer Agreement, the Agreement (including the duration and the Cap) and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole and to advise whether the Independent Shareholders should vote in favour of the relevant resolutions at the EGM. China Merchants Securities has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 6 to 18 of the Circular and the letter from China Merchants Securities as set out on pages 21 to 33 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having taking into account the principal reasons and factors considered by and the advice of China Merchants Securities, we consider the Continuing Connected Transactions are entered into in the ordinary and usual course of business, the terms of the Transfer Agreement, the Proposed Transfer, the Agreement and the Continuing Connected Transactions (including the Cap) are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the EGM to approve, amongst other things, the Transfer Agreement, the Proposed Transfer, the Agreement, the Continuing Connected Transactions and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Wang Zhi **Sui Guang Jun**
Gong Hua Zhang **Lam Kwong Yu**
Independent Non-executive Directors

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the fairness and reasonableness of the terms of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor
One Exchange Square
Central
Hong Kong

12 October 2009

To: the Independent Board Committee and the Independent Shareholders of China Southern Airlines Company Limited

Dear Sirs,

CONNECTED TRANSACTION IN RELATION TO DISPOSAL OF 50% EQUITY INTERESTS IN MTU MAINTENANCE ZHUHAI CO. LTD. AND CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder, details of which are set out in the letter from the Board contained in the circular dated 12 October 2009 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

On 28 September 2009, the Company and CSAHC entered into the Transfer Agreement, pursuant to which the Company conditionally agreed to sell and CSAHC conditionally agreed to acquire the 50% equity interests in the JV Company held by the Company at a consideration of RMB1,607,850,000. As certain applicable percentage ratios (as defined under Chapter 14 of the Listing Rules) for the Proposed Transfer are more than 5% but less than 25%, the Proposed Transfer constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. Being a controlling Shareholder, CSAHC is a connected person of the Company, the Proposed Transfer also constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirement under the Listing Rules.

The JV Company currently provides repair, overhaul and maintenance services on the Jet Engines operated by the Group. Following the Completion, the JV Company will continue to provide the same services to the Group and such continuing provision of the repair, overhaul and maintenance services to the Group by the JV Company will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As certain applicable percentage ratios (except for the profits ratio which is not applicable) in respect of the Cap, on an annual basis, exceed 2.5% and have an annual consideration more than HK$10,000,000, thus, the Agreement, the Continuing Connected Transactions and the Cap are also subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules.

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu, has been formed to consider and advise the Independent Shareholders in respect of the fairness and reasonableness of the terms of the Transfer Agreement, the Agreement, the Cap and the transactions contemplated thereunder so far as the Independent Shareholders are concerned. We, China Merchants Securities (HK) Co., Ltd., have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in these respects.

BASIS OF OUR OPINION

In formulating our advice and opinion to the Independent Board Committee and the Independent Shareholders, we have discussed with the Directors and the management of the Company the Proposed Transfer and the Continuing Connected Transactions and reviewed the relevant information supplied by them including, but not limited to, the Circular, the Transfer Agreement, the Agreement and the financial information of the Group and the JV Company. We have also researched, analyzed and relied on quoted independent materials available in the public domain. We have relied on the accuracy of the information obtained from the public domain and the information and facts supplied, and the opinions and representations expressed to us, by the Company, the Directors and the management of the Company. We have assumed that all information, facts, statements of belief, opinions and intentions and representations made to us by the Company, the Directors and the management of the Company or referred to in the Circular were reasonably made after due and careful enquiry and are based on honestly-held opinions. We have also assumed that all information, representations and opinions made or referred to in the Circular and provided to us by the Company, the Directors and the management of the Company, for which they were solely and wholly responsible, were true, accurate and complete at the time they were made and continued to be true, accurate and complete at the date of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations referred to in the Circular and provided to us by the Company, the Directors and the management of the Company and have been advised by the Directors that they have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular, and have confirmed that no material facts have been omitted from the information provided to us and referred to in the Circular. We have also assumed that all policies/statement of intentions as advised by the Directors as set out in this letter and the Circular will be implemented.

We also have not conducted any form of in-depth investigation into the information obtained from the public domain and the business affairs, past and current financial position and future prospects of the Group, CSAHC, the JV Company and its shareholders and associates nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Company, CSAHC, the JV Company, and their respective professional advisers, shareholders, associates, directors and management. However, we have no reason to doubt the truth, accuracy and completeness of the independent materials we obtained from the public domain and the information supplied, representations made or opinions expressed by the Company, CSAHC, the JV Company, and their respective professional advisers, shareholders, associates, directors and management. Such relevant information provides us with a basis on which we have been able to formulate our advice and opinion.

PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice to the Independent Board Committee and the Independent Shareholders, we have taken into consideration the following principal factors:

I. IN RESPECT OF THE TRANSFER AGREEMENT

1. Background of and reasons for the Transfer Agreement

The Group is one of the largest airlines in the PRC. It is principally engaged in airline operations and certain airline related businesses including provision of aircraft maintenance and air catering services.

CSAHC, which is a state-owned enterprise established in the PRC, is the controlling shareholder of the Company. Through the Company, CSAHC has been developing its civil aviation business in the PRC.

As discussed with the management of the Company, it is intended to restructure and streamline the business of the Group and CSAHC. Based on the long-term strategic development plan provided by the Company, it is stated that the Group will be designated to focus on its passenger and air cargo business, whereas CSAHC will utilize the policy, resources and brand of CSAHC to develop the upstream and downstream businesses along the industrial chain of aviation in the PRC, including aircraft maintenance business.

Pursuant to the Group's unaudited financial statements for the six months ended 30 June 2009, the Group's current liabilities exceeded its current assets by approximately RMB27 billion. The Company was actively seeking ways to strengthen its financial position, so that the Group would be able to utilize and focus its resources to further develop its passenger and air cargo business. The Directors have considered various means for the Group to raise funds including, but not limited to, through A Share and H Share subscription and disposal of non-core businesses of the Group. Completion of A Share and H Share subscription had taken place in August 2009.

On 28 September 2009, the Company and CSAHC entered into the Transfer Agreement, pursuant to which the Company conditionally agreed to sell and CSAHC conditionally agreed to acquire the 50% equity interests in the JV Company at a consideration of RMB1,607,850,000. The principal business activity of the JV Company is engine maintenance, repair and overhaul.

The Proposed Transfer enables the Company to realize cash from its equity interests in the JV Company, therefore the Directors consider that the Company can redeploy its resources to further develop its passenger and air cargo business, which will in turn maximize the Shareholders' value in long term.

Though we consider that the Proposed Transfer is not in the ordinary and usual course of the Group's business as (i) the Group is principally engaged in airline operations and certain airline related businesses, and (ii) the Proposed Transfer is a one-off disposal transaction, we concur with the view of the Directors that the Proposed Transfer is in the interests of the Company and the Shareholders as a whole in view of the fact that the Proposed Transfer enables the Group to better utilize its financial resources on its core businesses and is in line with the Group's long term development strategy.

2. Principal terms of the Transfer Agreement

Assets to be disposed of

50% equity interests in the JV Company

Basis of the Consideration

As stated in the letter from the Board, the Consideration of RMB1,607,850,000 was arrived after arm's length negotiations between the Company and CSAHC with reference to the valuation conducted by an independent professional valuer namely 中聯資產評估有限公司 (China United Assets Appraisal Co., Ltd.) as at 30 June 2009 (based on the income basis approach).

For the purpose of assessing the fairness and reasonableness of the Consideration, we have performed a trading multiples analysis which includes the price to earnings ratio ("**P/E Ratio**") and the price to book ratio ("**P/B Ratio**"). Given the unique business nature of the JV Company, we have searched for the companies, which are listed on the Stock Exchange or other overseas stock markets and are principally engaged in the business similar to that of the JV Company, whereas excluded those companies recording net losses and net liabilities during their latest financial years as per their respective published financial information. To the best of our knowledge and as far as we are aware of, two comparable companies which met our criteria (the "**Comparables**") were identified.

Even though the companies we have selected as the Comparables have principal businesses similar to that of the JV Company, Shareholders' attention is drawn to the fact that the Comparables are each unique in themselves in terms of business focus, shareholders' background, geographical factors, scale of operations, place of operations, financial conditions, market capitalization and the prospects of the relevant businesses. Given that the operations, financial conditions, prospects and other factors mentioned above of the JV Company may be different from those of the Comparables, the statistics set out below only provide a basic reference for the performance of listed companies engaging in the business similar to that of the JV Company. Details of the P/E Ratio and P/B Ratio of the Comparables are tabulated as follows:

Company	**Principal Business**	**Listing Place**	**P/E Ratio** *(Note 1)*	**P/B Ratio** *(Note 2)*
Hong Kong Aircraft Engineering Company Limited (Stock Code: 44)	Provision of aircraft maintenance, modification and repair services in Hong Kong and overseas	Hong Kong	13.4 times	3.1 times
SIA Engineering Company Limited (Stock Code: S59)	Provision of aircraft maintenance, repair and overhaul services in the Asia-Pacific	Singapore	10.8 times	2.3 times
The JV Company			11.9 times	4.1 times

Source: Bloomberg (except for the JV Company)

Note 1: The P/E Ratios are calculated as the closing prices of the shares of the Comparables as at 28 September 2009 (being the date of the Transfer Agreement) divided by their respective basic earnings per share as disclosed in their latest published annual reports.

Note 2: The P/B Ratios are calculated as the closing prices of the shares of the Comparables as at 28 September 2009 (being the date of the Transfer Agreement) divided by their respective net assets per share as disclosed in their latest published annual reports.

Based on the audited financial statements of the JV Company for the year ended 31 December 2008 provided by the Company, the P/E Ratio and P/B Ratio of the JV Company is calculated to be approximately 11.9 times (being the Consideration divided by 50% of the JV Company's net profit after tax and extraordinary items of RMB269.6 million for the year ended 31 December 2008) and 4.1 times (being the Consideration divided by 50% of the JV Company's net assets as at 31 December 2008) respectively.

As illustrated in the above table, the P/E Ratios of the Comparables ranged from approximately 10.8 to 13.4 times, and the P/B Ratios of the Comparables ranged from approximately 2.3 to 3.1 times. The P/E Ratio of the JV Company falls in between the range of the Comparables and the P/B Ratio of the JV Company is higher than those of the Comparables.

In view of the above analysis and given the fact that the JV Company is a private company without a valuable listing status, we concur with the view of the Directors that the Consideration is fair and reasonable so far as the Company and the Independent Shareholder as a whole are concerned.

Payment terms

As stated in the letter from the Board, the Consideration will be satisfied entirely by cash payable by CSAHC to the Company upon the date when all conditions precedent to the Transfer Agreement are fulfilled. Pursuant to the Transfer Agreement, no deposit is required to be paid by CSAHC upon entering into the Transfer Agreement. In view of the close relationship between the Company and CSAHC and the state-own nature of CSAHC, we are of the view that the default risk of CSAHC's obligations under the Transfer Agreement is minimal, therefore the Directors consider that it is acceptable that no deposit is required to be paid by CSAHC upon entering into the Transfer Agreement.

3. Possible financial effect on the Group from the Proposed Transfer

Earnings

The Company indirectly holds 50% equity interests in the JV Company, which is treated as a jointly controlled entity of the Company and is accounted for in the Group's financial statements under the equity method. Following the Completion, the Company will cease to have any equity interest in the JV Company. Accordingly, the share of the profit from the 50% equity interests in the JV Company will not be included in the Group's financial statements.

As stated in the letter from the Board, the Group is expected to record a one-off gain of approximately RMB1.1 billion from the Proposed Transfer. The estimated gain from the Proposed Transfer is calculated with reference to the Consideration and the Group's share of the net assets of the JV Company as at 30 June 2009. The actual amount of the gain from the Proposed Transfer will be subject to change as the actual amount will be calculated based on the Group's share of net assets of the JV Company as at the Completion Date.

Net assets

As aforementioned, the Company will cease to have any equity interest in the JV Company following the Completion. The Group's interest in jointly controlled entities is expected to decrease by approximately RMB0.5 billion (being the Group's share of the net assets of the JV Company as at 30 June 2009), whereas the Group's cash and cash equivalents is expected to increase by approximately RMB1.6 billion (being the Consideration), as a result the Group's net assets will increase by approximately RMB1.1 billion. The actual amount of the increase in the net asset value of the Group will be subject to change as the amount will be calculated based on the Group's share of net assets of the JV Company as at the Completion Date.

Working capital and gearing

As stated in the letter from the Board, the net proceeds from the Proposed Transfer will be applied towards the Group's general working capital. Based on the unaudited financial statements of the Group for the six months ended 30 June 2009, the Group's current ratio (calculated as total current assets divided by total current liabilities) and gearing ratio (calculated as total liabilities divided by total assets) was approximately 27.1% and 89% respectively. Without taking into account the financial effect of the A Share and H Share subscription (completion of which had taken place in August 2009), the Group's current ratio would be increased to approximately 31.4% and the Group's gearing ratio would be slightly reduced to approximately 87.9%, as if the Completion had taken place on 30 June 2009.

Given that there will be possible improvement in the Group's earnings, net assets, working capital and gearing as a result of the Proposed Transfer, we are of the view that the Proposed Transfer is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we concur with the opinion of the Directors that (i) the terms of the Transfer Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders as a whole are concerned and (ii) the Proposed Transfer is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the EGM to approve, amongst other things, the Proposed Transfer and the transactions contemplated under the Transfer Agreement, and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

II. IN RESPECT OF THE AGREEMENT

1. Background of and reasons for the Agreement

Based on the information provided by the Company, in 2001, the Company and MTU entered into the JV Contract, pursuant to which the Company and MTU agreed to establish the JV Company in the PRC with a registered capital of USD63.1 million and a total investment of USD189.29 million. The term of the JV Company is 30 years commencing from 6 April 2001. The Company holds 50% equity interests in the JV Company. The principal business activity of the JV Company is engine maintenance, repair and overhaul. Since the establishment of the JV Company in 2001, the Jet Engines operated by the Group have been principally maintained by the JV Company. Based on the information provided by the Company and certain independent materials available in the public domain, the JV Company has become one of the leading aircraft engine maintenance stations in the PRC through years of development.

Pursuant to the terms and conditions of the JV Contract and the JV M&A, neither joint venture partner shall transfer all or any part of its interests in the JV Company to a third party without the consent from the other party and the prior written approval of the relevant governmental authority. As aforementioned, the Company proposed to transfer its 50% equity interests in the JV Company to CSAHC under the Transfer Agreement. In order to obtain the consent from MTU for the Proposed Transfer, the Company has agreed to continue to perform certain existing obligations, in particular, the exclusive maintenance undertaking, under the JV Contract to ensure the continuity and stability of the JV Company's business be maintained and not be affected by the Proposed Transfer. The Company will receive approximately RMB1.6 billion in return for the Proposed Transfer. For the purpose of regulating the ongoing maintenance, repair and overhaul services to be provided by the JV Company to the Group, the Company, CSAHC, the JV Company and MTU jointly entered into the Agreement on 28 September 2009. The term of the Agreement will commence on the Completion Date and end on 5 April 2031.

In view of long-standing relationship between the Group and the JV Company, the JV Company has a better understanding of the Jet Engines operated by the Group. In addition, as mentioned above, through years of development the JV Company has eventually become one of the leading aircraft engine maintenance stations in the PRC. It is expected that the JV Company can provide the Group with a more stable and quality services which is crucial to the Group's operation and long term development. As such, we concur with the view of the Directors that entering into the Agreement is in the interests of the Company and the Shareholders as a whole.

2. Terms of the Agreement

Pursuant to the Agreement, the maintenance, repair and overhaul works of the Group's Jet Engine to be contracted exclusively to the JV Company is subject to the international competitiveness of the JV Company as defined through Net Most Favoured Contract Terms.

As stated in the letter from the Board, the Net Most Favoured Contract Terms are the most favourable terms offered by any affiliate of the JV Company within MTU's large commercial aircraft engine maintenance group, active in the business of civil aircraft engine maintenance, repair, overhaul and ancillary services, to its customers other than the Company on an internationally competitive basis for the applicable service for the aircraft engine on a total cost basis taking into consideration price, specific contractual turn time, operational conditions of the engines, performance specifications, spares guarantees, contract duration, volume of work, delivery, transportation, quality and warranty (length and remedies) criteria and other factors related directly to costs and quality.

According to the management of the Company, the exclusivity undertaking is subject to the international competitiveness of the JV Company as defined through the Net Most Favoured Contract Terms. In order to ensure the terms to be offered by the JV Company are on an internationally competitive basis, the Company will make reference to the prevailing market terms offered by the other international aircraft engine maintenance service providers for the applicable services and use this information as the basis to negotiate with the JV Company on the specific terms of the maintenance services to be offered by the JV Company to the Group. In the event that the terms to be offered by the JV Company is not as internationally competitive as defined through the Net Most Favoured Contract Terms, the Group is not obliged to exclusively contract with the JV Company in respect of the maintenance, repair and overhaul works of the Group's Jet Engines.

In view of the competitive nature of the global aircraft engine maintenance business, reputation of MTU in the aircraft engine maintenance industry and the exclusivity undertaking to the JV Company is subject to the international competitiveness of the JV Company as defined through the Net Most Favoured Contract Terms, it is expected that terms and conditions offered by the JV Company would be internationally competitive in nature and the Group will be able to benefit from it. Therefore, we concur with the Directors' view that the terms of the Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3. Duration of the Agreement

As aforementioned, the term of the Agreement will commence on the Completion Date and will end on 5 April 2031, spanning from a timespan of approximately 22 years. The term of the Agreement exceeds the 3-year term as set out in Rule 14A.35 of the Listing Rules.

As discussed with the management of the Company, we understand from the Company that entering into a maintenance, repair and overhaul service contract with long duration is a normal business practice in the aviation industry, as the service providers are necessary to make substantial investment in acquiring and maintaining facilities, components and spare parts for delivering the stable and quality services in a cost effective, expedient and efficient manner.

We have searched from the public domain for the maintenance, repair and overhaul service contracts particularly for aircraft engines entered into by some of the major airlines in the world. To the best of our knowledge and as far as we are aware of, following relevant service contracts which met the above criteria were identified. Duration of those service contracts are set out as follows:

Airlines	Service providers	Year of the contracts	Term of the contracts
US Airways, Inc.	International Aero Engines AG	2008	24 years
Mexicana de Aviacion, S.A. de C.V.	Snecma Amercia Engine Services	2006	20 years
Shenzhen Airlines, Co., Ltd.	General Electric Company	2007	15 years
Xiamen Airlines Company Limited	ST Aerospace Engines Pte Ltd	2007	15 years
Cathy Pacific Airways Limited	Hong Kong Aircraft Engineering Company Limited	2007	10 years

The above list of aircraft engine maintenance, repair and overhaul contracts is not exhaustive and detailed terms of the relevant service contracts are not fully available due to the confidential nature of such information which is not commonly disclosed publicly. Based on the independent publicly available information as set out in the table above, we have identified some representative samples of similar aircraft engine maintenance, repair and overhaul service contracts and considered relevant to focus on their duration only due to (i) the similar nature of services provided by different service providers to the major airlines mentioned above and (ii) the lack of detailed terms of service contracts available in the public domain. We have noted that some major airlines in the world have entered into aircraft engine maintenance, repair and overhaul contracts with terms ranging from 10 to 24 years. Given the term of the Agreement falls within such range, the long duration of the Agreement is justifiable and we concur with the view of the management of the Company that it is normal business practice in the aviation industry for the Agreement to have a term of 22 years.

4. The Cap

Set out below are the Cap for the period commencing from 1 January 2010 to the expiry date of the Agreement, i.e. 5 April 2031.

	2010	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**
(RMB billion)	1.2	1.2	1.2	1.6	1.6	1.6	2.6	2.6

	2018	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
(RMB billion)	2.6	2.6	3.0	3.0	3.0	3.0	3.0	3.0

	2026	**2027**	**2028**	**2029**	**2030**	**For the period ended 5 April 2031**
(RMB billion)	3.0	3.0	3.0	3.0	3.0	1.0

As stated in the letter from the Board, the Cap is determined based on (i) historical transaction amounts, (ii) the current and future development plans of the Group, (iii) the aircraft engine maintenance plan of the Group, (iv) the projected price for the maintenance, repair and overhaul services to be provided by the JV Company and (v) the maintenance capability of the JV Company.

Historical transaction amount

The table below set out the historical transaction amount of the maintenance, repair and overhaul services provided by the JV Company to the Group for the period from 1 January 2006 to 30 June 2009 (the "**Historical Period**").

2006 *(RMB million)*	**2007** *(RMB million)*	**2008** *(RMB million)*	**Jan to June 2009** *(RMB million)*
497	386	383	212

As advised by the management of the Company, the Group's demand on the maintenance, repair and overhaul services provided by the JV Company would mainly related to the number of Jet Engines owned by the Group as well as the aging and condition of the Jet Engines. During the Historical Period, the Group had relatively less Jet Engines and part of the Jet Engines did not require a high level of maintenance services due to the then condition and relatively short operating hours, as such the above historical transaction amount of the maintenance, repair and overhaul services provided by the JV Company to the Group did not increase in line with the expansion of the Group's fleet size from 309 aircrafts as at 31 December 2006 to 363 aircrafts as at 30 June 2009.

We have also discussed with the management of the Company and reviewed the assumptions adopted in determining the Cap and the internal projection prepared by the Company. Set out below is the analysis of the principal factors we have considered justifiable for determining the Cap:

Development plan of the Group

As stated in the Company's circular dated 7 September 2007 in relation to the acquisition of aircrafts by the Group, the Group proposed to acquire including, but not limited to, (i) 25 Boeing B737-800 aircrafts and (ii) 55 Boeing B737-700 and B737-800 aircrafts in order to enhance its competitiveness and implement the Group's development strategy in the aviation industry. Those aircrafts are expected to be delivered to the Group not later than November 2013. With increased number of Boeing B737 in the Group's fleet, more maintenance services from the JV Company will be required for CFM56 aircraft engines operated by the Group, therefore the level of the maintenance services fee payable to the JV Company is expected to be increased accordingly.

Aircraft engine maintenance plan of the Group

Some of the Jet Engines operated by the Company have been contracted to independent maintenance contractors under certain "Power by hour" contracts where those contractors could receive agreed payments based on the number of operating hours for the Jet Engines. As advised by the management of the Company, the Group will contract the maintenance, overhaul and repairing works of the said Jet Engines to the JV Company after expiry of those "Power by hour" contracts in 2016 and 2017, therefore, it is expected that the transaction amount between the Group and the JV Company will record a significant growth commencing from 2016.

Projected price for the maintenance, repair and overhaul services

As advised by the management of the Company, it is a trend that the major PRC airlines and the major overseas aircraft engine maintenance services providers jointly establish joint ventures or have strategic team-up with partners to carry out aircraft engine maintenance businesses in the PRC. The Directors expect that the demand for aircraft engine maintenance, repair and overhaul will increase due to the growth in the aviation industry, therefore, the price increment for the maintenance services to be provided by the JV Company will be moderately increased during the term of the Agreement. Although the projected price for the maintenance services to be provided by the JV Company is not expected to have a significant increase in future, the Group's demand for the aircraft engine maintenance, repair and overhaul services from the JV Company will increase due to the aging of the Jet Engines and the expanding fleet size of the Group.

Maintenance capability of the JV Company

Based on the aircraft engine maintenance plan prepared by the management of the Company, after taking into consideration of the capability of the JV Company which is expected to be saturated in 2019, the transaction amount between the Group and the JV Company is expected to remain stable after 2019.

Based on the above analysis, we concur with the Directors' view that the assumption adopted and projections in determining the Cap are fair and reasonable. In view of above, we concur with the view of the Directors that the Cap is fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

RECOMMENDATION

Having considered the above principal factors and reasons, we concur with the view of the Directors that, and are of the opinion that the Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group, and the terms of the Continuing Connected Transactions (including the Cap) are negotiated on normal commercial terms so far as the Company and the Independent Shareholders as a whole are concerned and is fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the EGM to approve, amongst other things, the Agreement, the Continuing Connected Transactions and the transactions contemplated under the Agreement, and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Your faithfully,
For and on behalf of
China Merchants Securities (HK) Co., Ltd.

Ronald T.L. Wan
Managing Director
Investment Banking Department

Christine Au
Director
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10%or more of the

nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC *(Note 1)*	Beneficial owner	A Share	4,021,150,000 (L)	72.83%	–	50.24%
	Interest in controlled corporation	H Share	726,500,000 (L)	–	29.27%	9.08%
		total	4,747,650,000 (L)	–	–	59.32%
Nan Lung Holding Limited *(Note 1)*	Beneficial owner	H Share	726,500,000 (L)	–	29.27%	9.08%

Note: *CSAHC was deemed to be interested in an aggregate of 726,500,000 H Shares through its indirectly wholly-owned subsidiaries in Hong Kong, of which 5,350,000 H Shares were directly held by Asia Travel Investment Company Limited, (representing approximately 0.22% of its then total issued H Shares) and 721,150,000 H Shares were directly held by Nan Lung Holding Limited (representing approximately 29.05% of its then total issued H Shares). As Asia Travel Investment Company Limited is also an indirectly wholly-owned subsidiaries of Nan Lung Holding Limited, thus Nan Lung Holding Limited was also deemed to be interested in the 5,350,000 H Shares held by Asia Travel Investment Company Limited.*

As at the Latest Practicable Date, Si Xian Min, Li Wen Xin, Wang Quan Hua and Liu Bao Heng were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. MATERIAL LITIGATION

The Company was not involved in any material litigation as at the Latest Practicable Date.

5. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors had any direct or indirect interest in any assets which had been, since 31 December 2008, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

6. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse changes in the financial or trading position of the Group since 31 December 2008, the date to which the latest published audited consolidated accounts of the Group were made up.

8. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
China Merchants Securities	A licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, China Merchants Securities had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, China Merchants Securities was not interested, directly or indirectly, in any assets which had since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

China Merchants Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Transfer Agreement, the Agreement and the Relevant Agreements are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including the date of EGM.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 November 2009 at 9:30 a.m. for the purpose of considering and passing the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** an equity transfer agreement (the "Transfer Agreement") entered into between the Company as vendor and China Southern Air Holding Limited ("CSAHC") as purchaser on 28 September 2009, pursuant to which, among others, the Company has conditionally agreed to sell to CSAHC the 50% shareholding in the registered capital of MTU Maintenance Zhuhai Co. Ltd. ("JV Company") (a copy of the Transfer Agreement has been produced to the meeting marked "A" and has been initialled by the chairman of the meeting for the purpose of identification), the terms thereof, the execution and delivery thereof by the Company and the performance and implementation of the transactions contemplated thereunder be and are hereby confirmed, approved and ratified; and any one director of the Company be and is hereby authorised for and on behalf of the Company to do all acts and things and to approve, execute and deliver all notices, documents, instruments or agreements as may be necessary, desirable or expedient to carry out or to give effect to any or all transactions contemplated under the Transfer Agreement and to agree to such variations, amendments or waivers thereof as are, in the opinion of such Director, in the interests of the Company"; and

2. "**THAT** an agreement (the "Agreement") entered into between the Company, CSAHC, the JV Company and MTU Aero Engines GmbH on 28 September 2009 (a copy of the Agreement has been produced to the meeting marked "B" and has been initialled by the chairman of the meeting for the purpose of identification), the terms thereof, the execution and delivery thereof by the Company and the performance and implementation of the continuing connected transactions contemplated thereunder and the respective annual cap amounts be and are hereby confirmed, approved and ratified; and any one director of the Company be and is hereby authorised for and on behalf of the Company

to do all acts and things and to approve, execute and deliver all notices, documents, instruments or agreements as may be necessary, desirable or expedient to carry out or to give effect to any or all transactions contemplated under the Agreement and to agree to such variations, amendments or waivers thereof as are, in the opinion of such Director, in the interests of the Company."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

12 October 2009

Notes:

1. **Shareholders eligible for attending the EGM**

   a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at or before the close of business on 27 October 2009 ("Eligible Shareholders") or their representative are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 6 November 2009, in person or by post at the registration address of the Company or by fax at (+86) 20-8665 9040, the reply slip.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 27 October 2009.

   d. The register of holders of H shares of the Company will be closed from 28 October 2009 to 27 November 2009 (both days inclusive), during which period no transfer of H shares will be registered.

3. Proxies

a. A registered shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

b. A proxy must be appointed by a registered shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

4. Miscellaneous

a. The EGM is expected to last for not more than half day. Eligible Shareholders who attend shall bear their own travelling and accommodation expenses.

b. The address of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing